Filed Pursuant to Rule 433
Dated January 11, 2012
Registration Statement No. 333-178335

FOR IMMEDIATE RELEASE

Investor Contacts:
Richard T. Schumacher, President & CEO, PBI                                                                                                                                                  (508) 230-1828 x131 (T)
Sidney Braginsky, Chairman and CEO, Digilab, Inc.                                                                                                                                       (508) 893-3130 x281 (T)

Pressure BioSciences, Inc. Announces Global Co-Marketing/Selling
and Instrument Co-Development Agreement with Digilab, Inc.

Leading Life Sciences Tools Manufacturers for the Research Laboratory to Collaborate
on the Development, Marketing, and Sale of State-of-the-Art Sample Preparation Products

South Easton, MA, January 11, 2012 – Pressure BioSciences, Inc. (NASDAQ: PBIO) (“PBI”) and Digilab, Inc. (“Digilab”), (together “the companies”), today announced that they have entered into a co-marketing/selling and research and development agreement. The companies intend to co-market and sell their respective product lines worldwide, including in industry publications, at scientific meetings, on each company’s website, through common collaborator studies, at key industry trade shows, and in visits to customer sites.  PBI and Digilab also intend to explore ways to co-develop new instrumentation, accessories/modules for existing instrumentation, and consumables that combine the robotics and high throughput capabilities of Digilab products with the extraction, protein digestion, and other advantages of PBI’s Pressure Cycling Technology (“PCT”) Platform.

One of the most significant problems in protein studies today is the proper preparation of a sample prior to its analysis.  Poor sample preparation can lead to inaccurate results.  Digilab and PBI believe that a combination of their respective proprietary technology platforms will provide scientists with an improved, more reproducible, integrated workflow to better address important sample preparation issues that are routinely encountered by scientists in the estimated 80,000 biological research laboratories worldwide.

Mr. Sidney Braginsky, Chairman and CEO of Digilab, said: “We believe that Digilab’s suite of sample preparation, liquid handling, and identification products, coupled with PBI’s unique pressure-based technology platform and PCT products, will offer the research scientist greatly enhanced sample preparation tools with a higher degree of reproducibility, versatility, throughput, and overall quality than currently available.  We believe this will result in increased sales and visibility for both Digilab and PBI.”

Mr. Richard T. Schumacher, President and CEO of Pressure BioSciences, said: “Digilab and PBI share the same sample preparation target market.  We routinely find ourselves attending many of the same scientific meetings, advertising in many of the same media outlets, and collaborating with many of the same thought leaders in the field.”

Mr. Schumacher continued: “PBI’s sales and marketing activities are currently performed with four dedicated staff members and three distribution partners.  These efforts will be greatly enhanced by the Digilab sales and marketing team of five staff members and their broad distribution network of over twenty distributors worldwide.  Similarly, our sales and marketing team will assist Digilab in broadening the reach of their sales activities.  Consequently, we believe that this alliance will greatly facilitate the introduction of our respective sample preparation product lines to research laboratories worldwide, but without the need to increase sales staff, marketing budgets, and time at scientific meetings.  We believe this is a very cost-effective way to significantly increase market penetration and increase sales for both companies.  We expect to begin to see these increased sales results during the first half of 2012.”

About Digilab, Inc.

Digilab, Inc. provides imaginative, value-adding solutions for scientific discovery in life sciences, analytical chemistry, and diagnostics markets.  Products span DNA sample preparation systems for sequencing, protein and DNA micro arrayers, live cell arrayers, proteome preparation systems, nano & micro fluidic handling, and Raman compound identification.  Digilab is identified by- and built on- the excellent reputation of its acquired brands including Genomic Solutions, Investigator, GeneMachines, Cartesian Dispensing Systems, BioRobotics, SpectraCode, and Maia Scientific. In addition, Digilab has developed its own live cell printer, the CellJet, and high throughput screening Raman reader, the Identity. These brands have well established global presence from the thousands of customers worldwide.

About Pressure BioSciences, Inc.

Pressure BioSciences, Inc. (“PBI”) (NASDAQ: PBIO) is focused on the development, marketing, and sale of proprietary laboratory instrumentation and associated consumables based on Pressure Cycling Technology (“PCT”). PCT is a patented, enabling technology platform with multiple applications in the estimated $6 billion life sciences sample preparation market. PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels to control bio-molecular interactions. PBI currently focuses its efforts on the development and sale of PCT-enhanced sample preparation systems (instruments and consumables) for mass spectrometry, biomarker discovery, bio-therapeutics characterization, vaccine development, soil and plant biology, forensics, histology, and counter-bioterror applications.

Forward-Looking Statements

Statements contained in this press release regarding the Company's intentions, hopes, beliefs, expectations, or predictions of the future are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the expected advantages of PBI’s PCT product line in combination with the Digilab product line; that the collaboration between PBI and Digilab will result in increased sales for both companies with minimal increased costs; and the size of the biological sample preparation market. These statements are based upon PBI’s current expectations, forecasts, and assumptions that are subject to risks, uncertainties, and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements.  These risks, uncertainties, and other factors include, but are not limited to: unforeseen technological difficulties or business issues in the implementation of the collaboration between PBI and Digilab that may impede or prevent the achievement of the expected advantages of the collaboration; due to unforeseen technical difficulties, or marketing, sales, and distribution difficulties, the technologies of PBI and Digilab may not be adopted by the scientific community as an accepted workflow for sample preparation or the scientific community may not perceive the benefits of PCT for sample preparation; the co-marketing and sales activities of PBI and Digilab may not result in generating any additional sales for either PBI or Digilab; that due to unforeseen technical or business difficulties, PBI and Digilab may not identify a mutually acceptable plan to co-develop new products; if actual operating costs are higher than anticipated, or revenues from product sales are less than anticipated, the Company may need additional capital prior to March 2012; and if the Company fails to achieve its plan to regain compliance with the NASDAQ Listing Rules for minimum stockholders’ equity and the minimum bid price of $1.00 per share, the Company’s common stock will be delisted from The NASDAQ Capital Market.  Additional risks and uncertainties that could cause actual results to differ materially from those indicated by these forward-looking statements are discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as amended, and other reports filed by the Company from time to time with the SEC. The Company undertakes no obligation to update any of the information included in this release, except as otherwise required by law.

PBI filed a registration statement (including a prospectus) with the SEC for the offering to which this communication may relate. Before you invest, you should read the prospectus in that registration statement for the offering and other documents PBI has filed with the SEC for more complete information about PBI and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PBI can arrange to send you the prospectus, when available, upon request.

      For more information about PBI, Digilab, and this press release, please click on the following links:

http://www.pressurebiosciences.com
http://www.digilabglobal.com

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